RELIANCE Natural Resources
Anil Dhirubhai Ambani Group



Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

April 30, 2010

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated April 30, 2010 forwarding therewith the disclosure pursuant to Regulation 8(3) of Securities and Exchange Board of India (Substantial acquisition of Shares and Takeovers) Regulations, 1997.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully,

For Reliance Natural Resources Limited

Ashish Karyekar
Company Secretary

Encl: As above

dlw 5/5

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

April 30, 2010

National Stock Exchange India Ltd.
Exchange Plaza, C/1, G Block
Bandra-Kurla Complex,
Bandra (East), Mumbai 400 051
Telephone: 2659 8235/36
Facsimile: 2659 8237/38
NSE Symbol: RNRL

Dear Sirs

Sub.: Disclosure under Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

In compliance with Regulation 8(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, we are enclosing, the information about persons holding more than 15% shares or voting rights and of promoters / persons having control over the Company, together with persons acting in concert with them as on March 31, 2010.

Kindly take the same on record.

Yours faithfully,

For Reliance Natural Resources Limited



Ashish Karyekar
Company Secretary

Encl: As above

Reliance Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

April 30, 2010

The General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22/3121/3719
Facsimile: 2272 2037, 39 /2041-2061
BSE Scrip Code: 532709

Dear Sirs

Sub.: Disclosure under Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

In compliance with Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, we are enclosing, the information about persons holding more than 15% shares or voting rights and of promoters / persons having control over the Company, together with persons acting in concert with them as on March 31, 2010.

Kindly take the same on record.

Yours faithfully,

For Reliance Natural Resources Limited



Ashish Karyekar
Company Secretary

Encl: As above

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

DISCLOSURE OF DETAILS OF SHAREHOLDING BY TARGET/REPORTING COMPANY TO STOCK EXCHANGES, IN TERMS OF REGULATION 8(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS, 1997

Name of the Company (~~Target /~~ Reporting Company)	:	Reliance Natural Resources Limited
Date of Reporting	:	March 31 2010
Names of Stock Exchanges where the shares of the Reporting Company are listed	:	Bombay Stock Exchange Limited National Stock Exchange of India Limited

(I) Information about persons holding more than 15% shares or voting rights (VR's) in terms of Regulation 8(1)

Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights (in Number and %) of persons mentioned at (I) as informed under Regulation 8(1) to Target Company											
Names	As on March 31 2010		As on March 31 2009		Changes, if any between (A) & (B)	As on Record date for dividend for 2009-10		As on Record date for dividend for 2008-09		Changes, if any between (D) & (E)	
	No. of shares	%	No. of shares	%	Rs.	Rs.	%	Rs.	%	Rs.	%
	A		B		C	D		E			
NIL	NIL	NIL	NIL	NIL	NIL	NA	NA	NA	NA	NA	NA

(II) Information about Promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Regulation 8(2)

Names of the Promoter(s) / person(s) having control / persons acting in concert	Shareholding / Voting Rights (in Number and %) of persons mentioned at (II) as informed to the target company under Regulation 8(2)								
Names	As on March 31 2010		As on March 31 2009		Changes, if any between (A) & (B)		As on Record date for dividend for 2009-10	As on Record date for dividend for 2008-09	Changes, if any between (D) & (E)
	No. of shares	%	No. of shares	%	No. of shares	%			
	A		B		C		D	E	F
1. AAA Power Systems (Global) Private Limited	858,241,254	52.55	858,241,254	52.55	0	0.00	Not applicable	Not applicable	Not applicable
2. Shri Anil D Ambani	1,859,171	0.11	1,859,171	0.11	0	0.00			
3. Smt Tina A Ambani	1,650,832	0.10	1,650,832	0.10	0	0.00			
4. Shri JaiAnmol A Ambani	1,669,759	0.10	1,669,759	0.10	0	0.00			
5. Master Jaianshul A Ambani (through father and natural guardian Shri Anil D Ambani)	100	0.00	100	0.00	0	0.00			
6. Smt Kokila D Ambani	3,665,227	0.22	3,665,227	0.22	0	0.00			
7. Reliance Innoventures Private Limited	11,529,001	0.71	11,529,001	0.71	0	0.00			
8. Reliance Capital Limited	16,492,758	1.01	16,492,758	1.01	0	0.00			
9. Sonata Investments Limited	500,000	0.03	500,000	0.03	0	0.00			
10. Hansdhwani Trading Company Private Limited	40	0.00	40	0.00	0	0.00			
Total	**895,608,142**	**54.84**	**895,608,142**	**54.84**	**0**	**0.00**			

For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Place : Navi Mumbai

Date: April 30, 2010